UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013
Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from            to
Commission File No. 001-35971

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:
SCHLAGE LOCK COMPANY LLC EMPLOYEE SAVINGS PLAN
(Full title of the plan)

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:
ALLEGION PLC
Block D
Iveagh Court
Harcourt Road
Dublin 2, Ireland

Schlage Lock Company LLC Employee Savings Plan
Index
December 31, 2013

Note:
Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Securities Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator
Schlage Lock Company LLC Employee Savings Plan
Carmel, Indiana

We have audited the accompanying statement of net assets available for benefits of Schlage Lock Company LLC Employee Savings Plan (the Plan) as of December 31, 2013, and the related statement of changes in net assets available for benefits for period of December 1, 2013 through December 31, 2013. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Schlage Lock Company LLC Employee Savings Plan as of December 31, 2013, and the changes in net assets available for benefits for the period of December 1, 2013 through December 31, 2013 in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is presented fairly, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ CliftonLarsonAllen
Indianapolis, Indiana
June 27, 2014

Schlage Lock Company LLC Employee Savings Plan
Statement of Net Assets Available for Benefits
at December 31, 2013

Assets:
Plan's interest in Savings Plan Master Trust (Note 4), at fair value	$364,692,416

Receivables:
Notes receivable from participants	5,266,279

Net assets available for benefits	$369,958,695
The accompanying notes are an integral part of these financial statements.

Schlage Lock Company LLC Employee Savings Plan
Statement of Changes in Net Assets Available for Benefits
For the period from December 1, 2013 to December 31, 2013

Additions to net assets attributable to:
Plan's interest in investment income of the Savings Plan Master Trust (Note 4)	$13,022,080
Interest income on notes receivable from participants	25,279
Contributions
Participants	1,557,982
Employer	1,311,274
Employee rollover	133,884
Total contributions	3,003,140
Total additions	16,050,499

Deductions from net assets attributed to:
Participant withdrawals and distributions	937,952
Administrative expenses	5,220
Total deductions	943,172

Net increase prior to transfers	15,107,327

Transfer in from Ingersoll Rand Employee Savings Plan (Note 1)	354,851,368

Net increase	369,958,695

Net assets available for benefits
Beginning of period	—
End of year	$369,958,695
The accompanying notes are an integral part of these financial statements.

Schlage Lock Company LLC Savings Plan
Notes to Financial Statements
December 31, 2013

1	Description of Plan

The following brief description of the Schlage Lock Company LLC Employee Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.
History
The plan is sponsored by Schlage Lock Company LLC (the "Company"), a U.S. subsidiary of Allegion plc ("Allegion"). The Company established the Plan effective December 1, 2013 when Allegion became a stand-alone public company after Ingersoll-Rand plc ("Ingersoll Rand") completed the separation of its commercial and residential security businesses (the "Spin-off"). The Plan includes the accounts of participants currently and formerly employed by Ingersoll Rand's commercial and residential security businesses whose employment with Ingersoll Rand terminated as a result of the Spin-off. As a result of the Spin-off, an Ingersoll-Rand Stock Fund was created in the Plan to hold the Ingersoll Rand shares received pursuant to the Spin-off.  The Ingersoll-Rand Stock Fund is closed to new investments and participants are free to diversify out of the Ingersoll-Rand Stock Fund to other investment options at any time.
General
The Plan is a defined contribution plan covering eligible employees of the Company, as defined in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").
Fidelity Management Trust Company (“Fidelity”) is the trustee and recordkeeper of the Plan and the Plan’s assets are part of the Schlage Lock Company LLC Savings Plan Master Trust (“Savings Plan Master Trust”) maintained by Fidelity.
The Schlage Lock Company LLC Benefits Administration Committee (the “Committee”) administers the Plan and is responsible for carrying out the provisions thereof on behalf of the Company. The Schlage Lock Company LLC Benefits Design Committee approves recommended design changes to the Plan. The Schlage Lock Company LLC Benefits Investment Committee selects and approves the Plan’s investment options. Participants direct investments among the approved investment options. The Plan is operated with the intent to satisfy the requirements of ERISA Section 404(c).

Contributions
For those employees who are eligible to participate in the Plan, there is automatic enrollment whereby a new employee is automatically enrolled in the Plan approximately 30 days after date of hire with a 2% pre-tax contribution that is invested in a default investment fund defined by the Plan. The current default investment is the age appropriate target retirement date fund for that employee. The employee then has a period of approximately 30 days to elect to not contribute to the Plan or to change his or her contribution percentage and investment election. Payroll deductions, consequently, do not begin until such period has expired. Each year, participants may contribute up to 50% (in whole percentages) of their compensation, as defined in the Plan and subject to limits under section 401(a) of the U.S. Internal Revenue Code of 1986, as amended ("IRC"). Participants may use before or after-tax dollars for part or all of their elective contributions.
Participants also may rollover to the Plan amounts representing distributions from other eligible retirement plans, as defined in the Plan. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Contributions are subject to various limitations to ensure compliance with the requirements of the IRC. Participants may change their contribution amounts in accordance with the administrative procedures established by the Committee.
Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan’s assets are held in the Savings Plan Master Trust, together with assets from other participating defined contribution plans sponsored by the Company or its affiliates and intended to qualify under IRC Section 401(a). Within the Savings Plan Master Trust, the Plan offers an interest bearing cash option, self-directed brokerage accounts, various commingled or mutual funds including target date retirement funds and an Allegion Stock Fund.
The Company contributes to the Plan via matching and non-matching contributions. The Plan provides company matching contributions of 100% of participants’ contributions up to 6% of eligible compensation. The Company’s matching contribution

Schlage Lock Company LLC Employee Savings Plan
Notes to Financial Statements
December 31, 2013

is contributed in cash to be invested in the same manner as the participant contributions. The Company also provides a non-matching core contribution equal to 2% of eligible compensation to participants employed as of June 30, 2012 who made a one-time irrevocable election to waive participation in the Ingersoll Rand Pension Plan Number One and participants who were hired or rehired by the Company on or after July 1, 2013. Participants employed by Ingersoll Rand on June 30, 2012 who did not elect to waive participation in the Ingersoll-Rand Company Pension Plan Number One will be eligible for the non-matching contribution beginning on January 1, 2023 provided the Participant is continuously employed with the Company. Employees hired or rehired on or after December 1, 2013 are not eligible to receive the non-matching contribution. Non-matching company contributions are made in cash and invested in the same manner as the participant contributions. In the event a participant does not have an investment election on file, company contributions are invested in the Plan’s default investment fund, which is the age appropriate target date retirement fund for the participant.
Participant Accounts
Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contributions and (b) Plan earnings. Each participant's account is charged with withdrawals and allocations of (a) Plan losses and (b) applicable administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit, which a participant is entitled to receive, is the benefit that can be provided from the participant’s vested account.
Vesting
Participants are vested immediately in their contributions plus actual earnings thereon. The Company’s matching contribution portion of participants’ accounts is also immediately vested. Company non-matching contributions are vested after 3 years of service or upon attainment of age 65, death or disability while employed. Company non-matching contributions forfeited are used to reduce future Company contributions. For the period December 1, 2013 to December 31, 2013, no forfeitures were used to reduce employer contributions.
Notes Receivable from Participants
Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 reduced by their highest outstanding loan balance during the preceding twelve month period or 50% of their eligible account balance. The loans are secured by the balance in the participant’s account and bear a fixed interest rate of prime plus 1.0% at the time of the loan. At December 31, 2013, outstanding loans bore interest rates ranging from 4.0% to 9.0% as some outstanding loans were transferred into the Plan. Principal and interest are paid through payroll deductions. Loan terms range from 1-5 years. A loan to acquire a principal residence may be for a term of up to 15 years. Loan terms for participants merged into the Plan remain at their original loan terms.
Payment of Benefits
Plan distributions may be in the form of a lump sum or in such other manner that the Plan may permit. In addition, Plan participants who terminate employment may elect distributions of at least $500 on a daily basis up to the balance in the account.

2	Summary of Significant Accounting Policies

Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates
The preparation of financial statements in conformity with GAAP requires the Committee to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the dates of the financial statements. Actual results could differ from those estimates.

Valuation of Investments
Plan investments are part of the Savings Plan Master Trust, which provides unified investment management. Fidelity invests Plan assets in various trust investment options at the direction of Plan participants and as required by the Plan. Separate participant

Schlage Lock Company LLC Employee Savings Plan
Notes to Financial Statements
December 31, 2013

accounts are maintained by investment option. These accounts record contributions, withdrawals, transfers, earnings and changes in market value.
Investments in the Savings Plan Master Trust are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Schlage Lock Company LLC Benefits Investment Committee determines the Plan's valuation policies utilizing information provided by investment advisor's and custodians. See Notes 3 and 4 for discussion of fair value measurements of the investments.
Realized gains or losses on security transactions are recorded on the trade date. Realized gains or losses are the difference between the proceeds received and the security’s unit cost. Dividend income is recorded on the ex-dividend date and interest income is recorded when earned.
Certain management fees and expenses charged to the Plan for the investment in the Savings Plan Master Trust are deducted from income earned on a daily basis and are not separately reflected. Consequently, certain management fees and operating expenses are reflected as a reduction of investment returns for such investments.
The statement of changes in net assets available for benefits includes unrealized appreciation or depreciation in accordance with the policy of stating investments at fair value. Net appreciation or depreciation of investments reflects both realized gains and losses and the change in unrealized appreciation and depreciation of investments.

Valuation of Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Related fees are recorded as administrative expenses and are expensed when incurred. No allowance for credit losses has been recorded at December 31, 2013. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Contributions
Participant and Company matching and non-matching contributions are contributed to the Plan on a weekly, bi-weekly or monthly basis, as outlined in the Plan document. Participant contributions for each investment option or portfolio are based on the participants’ elections.

Expenses of the Plan
Certain expenses associated with the administration of the Plan and the Savings Plan Master Trust are paid for by the Company or through offsets and/or payments, which may be attributable to the annual operating expenses of one or more of the Plan's designated investment options and are excluded from these financial statements. Expenses of the funds related to the investment and reinvestment of assets are included in the cost of the related investments. Other expenses such as loan fees, withdrawal fees and fees related to investments in the brokerage accounts are paid for by the participant and are included in these financial statements.

Benefit Payments
Distributions to terminated employees are recorded in the Plan’s financial statements when paid. There were no approved and unpaid amounts at December 31, 2013.

Transfer of Assets from Other Plans
Employees may transfer their savings from other plans qualified under the IRC.

Subsequent Events
Management evaluated subsequent events for the Plan through June 27, 2014, the date the financial statements were issued.

3	Fair Value Measurements

Fair value is defined as the exchange price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Fair value measurements are based on a framework that utilizes the inputs market participants use to determine the fair value of an asset or liability and establishes a fair value hierarchy to prioritize those inputs. The fair value hierarchy is comprised of three levels that are described below:

Schlage Lock Company LLC Employee Savings Plan
Notes to Financial Statements
December 31, 2013

Level 1	Inputs to the valuation methodology are based on quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs other than Level 1. Inputs to the valuation methodology include:

•Quoted prices for similar assets or liabilities in active markets;
•Quoted prices for identical or similar assets or liabilities in markets that are not active;

•	Other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability

Level 3	Inputs to the valuation methodology are unobservable inputs based on little or no market activity and that are significant to the fair value of the assets and liabilities.
The fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Observable inputs are obtained from independent sources and can be validated by a third party, whereas unobservable inputs reflect assumptions regarding what a third party would use in pricing an asset or liability based on the best information available under the circumstances. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no significant transfers between Level 1 and Level 2 categories.
Allegion Stock Fund: The shares of the fund are valued at the daily net asset value (“NAV”) of shares held by the Savings Plan Master Trust at year end. NAV per share or the equivalent is used for fair value purposes as a practical expedient. NAVs are calculated by the investment manager or sponsor of the fund. The fund primarily invests in ordinary shares of Allegion, which is traded on the New York Stock Exchange (“NYSE”) and is valued at its quoted market price at the daily close of the NYSE. Such assets are classified as Level 2. A small portion of the fund is invested in short-term money market instruments. Such assets are classified as Level 1.
Ingersoll-Rand Stock Fund: The shares of the fund are valued at the daily net asset value (“NAV”) of shares held by the Savings Plan Master Trust at year end. NAV per share or the equivalent is used for fair value purposes as a practical expedient. NAVs are calculated by the investment manager or sponsor of the fund. The fund primarily invests in ordinary shares of Ingersoll Rand, which is traded on the New York Stock Exchange (“NYSE”) and is valued at its quoted market price at the daily close of the NYSE. Such assets are classified as Level 2. A small portion of the fund is invested in short-term money market instruments. Such assets are classified as Level 1. As of December 1, 2013 this fund is closed to new investments including contributions, loan repayments, dividends and transfers from other investment options.
Mutual funds: The shares of registered investment companies are valued at quoted market prices in an exchange or active market, which represent the daily NAV of shares held by the Savings Plan Master Trust at year end and are classified as Level 1. Investments in registered investment companies generally may be redeemed daily.
Common collective trusts: These assets are not available in an exchange or active market; however, the fair value is determined based on the daily NAV of the underlying assets as traded in an exchange or active market. NAV per share or the equivalent is used for fair value purposes as a practical expedient. NAVs are calculated by the investment manager or sponsor of the fund. The Plan’s investment in common collective trusts are classified as Level 2.
Self-directed brokerage accounts: Investments in the self-directed brokerage accounts consist mainly of common stock, government and corporate bonds and various other investment funds. These investments are at current value based on published market quotations from individual investments composing the brokerage accounts. Such assets are classified as Level 1.
Money market funds: The shares are valued at the daily NAV of the funds in which the Savings Plan Master Trust participates at year end. Such assets are classified as Level 1.
The preceding methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Schlage Lock Company LLC Employee Savings Plan
Notes to Financial Statements
December 31, 2013

See Note 4 for further disclosures of the fair value of the assets held within the Savings Plan Master Trust.

4	Investment in Savings Plan Master Trust

The Plan’s investments are in the Savings Plan Master Trust, which was established for the investment of assets of the Plan and other participating defined contribution plans sponsored by the Company. The assets of the Savings Plan Master Trust are held by Fidelity. Each participating plan has an undivided interest in the Savings Plan Master Trust; however, investment options for participants may vary by plan. Fidelity maintains separate accounting of all contributions, benefit payments and expenses and allocates income earned and received by the Savings Plan Master Trust on the basis of the adjusted value of each plan at each measurement date. At December 31, 2013 the Plan had a 98% participation in the Savings Plan Master Trust.

The net assets of the Savings Plan Master Trust consisted of the following at December 31:

2013
Investments, at fair value
Money market portfolio	$18,454,075
Mutual funds	146,545,668
Common collective trusts	120,157,614
Self-directed brokerage accounts	4,406,520
Allegion Stock Fund	18,738,842
Ingersoll-Rand Stock Fund	63,688,247
Total investments at fair value	$371,990,966

Net realized and unrealized appreciation of investments and interest and dividend income for the Savings Plan Master Trust for the period December 1 to December 31, are as follows:

2013
Investment income:
Net appreciation in fair value of investments
Mutual funds	$19,913
Self-directed brokerage accounts	79,587
Common collective trusts	2,673,677
Allegion Stock Fund	980,442
Ingersoll Rand Stock Fund	5,973,935
9,727,554
Interest and dividend income	3,454,058
Total investment income	$13,181,612

The following summarizes the classification of the Savings Plan Master Trust investments by classification and method of valuation as of December 31, 2013:

Schlage Lock Company LLC Employee Savings Plan
Notes to Financial Statements
December 31, 2013

Assets at fair value as of December 31, 2013
	Level 1	Level 2	Level 3	Total
Savings Plan Master Trust
Money market portfolio	$18,454,075	$—	$—	$18,454,075
Mutual funds:
Domestic equity funds	73,702,842	—	—	73,702,842
International equity fund	20,627,631	—	—	20,627,631
Fixed income funds	24,556,664	—	—	24,556,664
Index funds	27,658,531	—	—	27,658,531
Self-directed brokerage accounts	4,406,520	—	—	4,406,520
Common collective trusts:
Target date retirement funds (1)	—	120,157,614	—	120,157,614
Allegion Stock Fund (2)	—	18,738,842	—	18,738,842
Ingersoll Rand Stock Fund (3)	—	63,688,247	—	63,688,247
Total investments at fair value	$169,406,263	$202,584,703	$—	$371,990,966
(1) Represents investment in an asset mix that seeks to generate a level of risk and return appropriate for the fund’s particular time frame. The asset mix is determined by factors such as the investor’s age, projected level of risk aversion and the length of time until the principal will be withdrawn. There are no unfunded commitments, redemption frequency restrictions, or other redemption restrictions.
(2)     Represents investment in Allegion ordinary shares, along with a minor amount of short-term investments, to provide liquidity. There are no unfunded commitments, redemption frequency restrictions, or other redemption restrictions.

(3)     Represents investment in Ingersoll Rand ordinary shares, along with a minor amount of short-term investments, to provide liquidity. There are no unfunded commitments, redemption frequency restrictions, or other redemption restrictions.  This fund is frozen to new investments as of December 1, 2013.

The fair values of individual investments that represent 5% or more of the Master Trust’s net assets as of December 31, are as follows:

2013
Vanguard Target 2020	$24,231,403
Vanguard Target 2025	26,645,414
Vanguard Target 2030	21,341,260
Fidelity Contrafund - Class K	23,640,559
Fidelity Low-Priced Stock Fund - Class K	50,062,283
Spartan 500 Index Fund - Institutional Class	21,764,245
Ingersoll Rand Stock Fund	63,688,247
Allegion Stock Fund	18,738,842

5	Tax Status

The U.S. Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated May 29, 2014 that the Plan and related trust are designed in accordance with applicable sections of the IRC to be exempt from U.S. federal income tax. Plan management and the Plan’s counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC, therefore no provision for income tax is required.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize tax liability (or assets) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2013, there are no uncertain positions

Schlage Lock Company LLC Employee Savings Plan
Notes to Financial Statements
December 31, 2013

taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

6	Party-In-Interest

Certain Plan investments held in the Savings Plan Master Trust are shares or units of money market portfolio, commingled pool and mutual funds managed by Fidelity Management Trust Company, the Plan’s trustee and recordkeeper. These transactions qualify as permitted party-in-interest transactions.
Certain Savings Plan Master Trust investments are units of the Allegion Stock Fund which primarily invests in ordinary shares of Allegion. These transactions qualify as permitted party-in-interest transactions.

7	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Plan, ERISA and the IRC. In the event of Plan termination, all affected participants would become 100% vested in any un-vested employer contributions.

8	Risks and Uncertainties

Through the Savings Plan Master Trust, the Plan provides for various investment options in any combination of common stocks, mutual funds, common collective trusts and short-term investments. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with the Plan’s investments, it is reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

Schedule I

Schlage Lock Company LLC Employee Savings Plan
Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2013

Plan Sponsor: Schlage Lock Company LLC
Employer Identification: 54-2139412
Plan Number: 002

(a)	Identity of issue, borrower, lessor, or similar party (b)	Description of investment including maturity date, rate of interest, collateral, par or maturity value (c)	Cost (d)	Current Value (e)
	Participant loans *	Due 01/01/14 - 12/11/28 4.00% - 9.00%	**	5,266,279
	TOTAL ASSETS (Held at End of Year)			$5,266,279

*	The accompanying financial statements classify participant loans as notes receivable from participants.
**	Cost information is not required for participant directed investments and is therefore omitted.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SCHLAGE LOCK COMPANY LLC EMPLOYEE SAVINGS PLAN

Dated: June 27, 2014	By:	/s/ Peggy Mifflin

Name: Peggy Mifflin
Title: Benefits Administration Committee

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of CliftonLarsonAllen LLP